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SE 17018711

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-48886

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/16 (MM/DD/YY) AND ENDING 12/31/16 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Dundee Securities Inc. /DBA Eight Capital Corp.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1 Adelaide Street East, Suite 2100
(No. and Street)

Toronto (City) | Ontario, CANADA (State) | M5C 2V9 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Peter Oatway (416) 840-7964
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

PricewaterhouseCoopers LLP
(Name – *if individual, state last, first, middle name*)

Suite 2600, 18 York Street, PwC Tower (Address) | Toronto (City) | Ontario, CANADA (State) | M5J 0B2 (Zip Code)

CHECK ONE:

- [ ] Certified Public Accountant
- [ ] Public Accountant
- [x] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

RMS

OATH OR AFFIRMATION

I, Robert Sellars, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Dundee Securities Inc, as of December 31, 20 16, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

President

Title

Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [ ] (l) An Oath or Affirmation.
- [x] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*



February 28, 2017

Report of Independent Registered Public Accounting Firm

To the Shareholder of
Dundee Securities Inc.

In our opinion, the accompanying statement of financial condition presents fairly, in all material respects, the financial position of Dundee Securities Inc. (the Company), as of December 31, 2016, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit of these statements in accordance with the auditing standards of the Public Company Accounting Oversight Board (PCAOB). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

The accompanying Statement regarding Rule 15c3-1 of the Securities Exchange Act of 1934 is supplemental information required by Rule 17a-5 of the Securities Exchange Act of 1934. The supplemental information is the responsibility of the Company's management. The supplemental information has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with Rule 17a-5 of the Securities Exchange Act of 1934. In our opinion, the Statement Regarding Rule 15c3-1 of the Securities Exchange Act of 1934 is fairly stated, in all material respects, in relation to the financial statements as a whole.

PricewaterhouseCoopers LLP

Chartered Professional Accountants, Licensed Public Accountants

PricewaterhouseCoopers LLP
PwC Tower, 18 York Street, Suite 2600, Toronto, Ontario, Canada M5J 0B2
T: +1 416 863 1133, F: +1 416 365 8215

Dundee Securities Inc.

(a wholly owned subsidiary of Dundee Securities Ltd.)

Financial Statements and Supplemental Information under Rule 17a-5 of the Securities Exchange Act of 1934
December 31, 2016
(expressed in US dollars)

Dundee Securities Inc.

(a wholly owned subsidiary of Dundee Securities Ltd.)
Statement of Financial Condition
At December 31, 2016

(expressed in US dollars)

	$
Assets	
Cash	1,641,898
Prepayments	54,835
Due from carrying broker	250,000
Income tax recoverable (note 6)	151,371
Accounts receivable	29,055
	2,127,159
Liabilities	
Due to parent (note 3)	338,020
Accounts payable and accrued liabilities	41,661
	379,681
Commitments and contingencies (Note 7)	
Shareholder's Equity	
Capital stock (note 4)	1,500,000
Retained Earnings	247,478
	1,747,478
	2,127,159

The accompanying notes are an integral part of these financial statements.

Dundee Securities Inc.

(a wholly owned subsidiary of Dundee Securities Ltd.)

Statement of Operations

For the year ended December 31, 2016

(expressed in US dollars)

	$
Revenues	
Commission income	2,318,488
Underwriting income	435,127
Research services	739,026
Interest income	12,316
	3,504,957
Expenses	
Variable compensation (note 3)	1,263,284
Processing costs (note 3)	1,699,236
Trading and administration	385,746
Foreign exchange (gain) / loss	(316,415)
	3,031,851
Income before income taxes	473,106
Provision for income taxes (note 6)	38,056
Net gain for the year	435,050

The accompanying notes are an integral part of these financial statements.

Dundee Securities Inc.

(a wholly owned subsidiary of Dundee Securities Ltd.)
Statement of Changes in Shareholder's Equity
For the year ended December 31, 2016

(expressed in US dollars)

	$
Capital stock - Beginning of year	1,500,000
Shares issued during the year	-
Capital stock - End of year	1,500,000
Retained earnings - Beginning of year	5,623,052
Dividends declared during the year	(5,810,624)
Net gain for the year	435,050
Retained Earnings - End of year	247,478
Total shareholder's equity – End of year	1,747,478

The accompanying notes are an integral part of these financial statements.

Dundee Securities Inc.

(a wholly owned subsidiary of Dundee Securities Ltd.)

Statement of Cash Flows

For the year ended December 31, 2016

(expressed in US dollars)

	$
Cash flows from operating activities	
Net gain	435,050
Changes in operating assets and liabilities	
Decrease in prepayments	15,318
Decrease in due from parent	172,013
Increase in due to parent	338,020
Decrease in accounts receivable	23,500
Increase in taxes recoverable	(151,371)
Decrease in income tax payable	(64,297)
Decrease in accounts payable and accrued liabilities	(127,284)
Net cash provided by operating activities	640,949
Cash flows from investing activities	-
Cash flows from financing activities	
Dividend payments	(5,810,624)
Decrease in cash during the year	(5,169,675)
Cash - Beginning of year	6,811,573
Cash - End of year	1,641,898

Supplemental cash flow information	
Taxes paid	255,000

The accompanying notes are an integral part of these financial statements.

(expressed in US dollars)

1 Incorporation and corporate activities

Dundee Securities Inc. (the Company) was incorporated under the Ontario Business Corporations Act on September 20, 1995. The Company is a wholly owned subsidiary of Dundee Securities Ltd. (Dundee Securities), which is incorporated under the Ontario Business Corporations Act and operates as an investment dealer. Dundee Securities is a member of the Investment Industry Regulatory Organization of Canada and Canadian Investor Protection Fund. The Company is registered as a broker-dealer with the U.S. Securities and Exchange Commission (SEC) and is a member of the Financial Industry Regulatory Authority. The Company's primary source of revenue is commission income for securities trade execution for US resident customers. The Company clears all transactions with and for customers on a fully disclosed basis through National Financial Services LLC who acts as primary obligor. Accordingly, the Company does not hold customers' securities or perform custodial functions relating to customers' accounts. The Company terminated its relationship with Pershing LLC in October, 2016 and ceased using Dundee Securities Ltd. for trade clearing in December, 2016.

2 Summary of significant accounting policies

These financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America. The significant accounting policies are as follows:

Cash

In the statement of financial condition and statement of cash flows, cash includes cash on deposit with Canadian financial institutions.

Receivables

Financial instruments designated as receivable are initially recognized at the amount expected to be received less, when material, a discount to reduce the receivable to fair value.

Use of estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

Taxation

The amount of current and deferred income taxes payable or refundable is recognized at the date of the financial statements, utilizing currently enacted income tax laws and rates. Deferred income tax expenses or benefits are recognized in the financial statements for the changes in deferred income tax liabilities or assets between years.

(expressed in US dollars)

ASC 740-10 requires companies to recognize the income tax benefits of uncertain income tax positions only when the income tax positions are more likely than not to be sustained, assuming examination by income tax authorities. The income tax benefit recognized is the largest amount of benefit that is greater than 50% likely of being realized on ultimate settlement. There were no income tax positions that required examination.

Financial instruments

The fair value of the Company's financial instruments, including cash, carrying broker balances, parent company balances, prepayments, accounts payable and accrued liabilities, approximate the carrying values presented in the statement of financial condition due to their short-term nature.

Translation of foreign currencies

Monetary assets and liabilities denominated in foreign currencies are translated into US dollars at the year-end rates of exchange, while revenue and expense items are translated at the average exchange rates during the year. Gains or losses resulting from foreign currency exchange transactions are included in the Statement of Operations.

Revenue recognition

Commission revenue is generated primarily from acting as agent for trading securities on behalf of clients and is recorded on a trade-date basis.

Underwriting revenue consists of fees earned from underwriting activities. Revenue is recorded when the underlying transaction has been completed or is substantially completed under the terms of the engagement and the associated fees are earned.

Research revenue is generated from sales of research materials. Revenue is recorded when it is earned and realizable.

Recently issued accounting standards, not adopted as of December 31, 2016

In May 2015, the FASB and the International Accounting Standards Board issued converged guidance on recognizing revenue from contracts with customers. The core principle of the revenue model is that an entity recognizes revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. In applying the revenue model to contracts within its scope, an entity will: (i) identify the contract(s) with a customer, (ii) identify the performance obligations in the contract, (iii) determine the transaction price, (iv) allocate the transaction price to the performance obligations in the contract, and (v) recognize revenue when (or as) the entity satisfies a performance obligation. In addition to these provisions, the new standard provides implementation guidance on several other topics, including the accounting for certain revenue-related costs, as well as enhanced disclosure requirements. The new guidance requires entities to disclose both quantitative and qualitative information that enables users of financial statements to understand the nature, amount, timing, and uncertainty of revenue and cash flows arising from contracts with customers. In August 2016, the FASB issued

(expressed in US dollars)

an amendment that defers the effective date for the guidance for annual reporting periods (including interim reporting periods within those periods) beginning after December 15, 2017. Early application is not permitted. Entities have the option of using either a full retrospective or a modified approach to adopt the guidance. The Company is evaluating the impact of adoption of this guidance on its financial position and results of operations.

3 Related party transactions

Under an operating agreement dated January 1, 2014, the Company has entered into an arrangement with its parent, Dundee Securities, whereby Dundee Securities and its ultimate parent, Dundee Corporation, perform certain securities trading activities and recordkeeping services as agent for the Company. The Company recorded an expense of $1,476,382 for these services.

In accordance with this operating agreement, the Company also recorded variable compensation of $1,263,284 which is paid or payable to employees of Dundee Securities.

The balance due to parent of $338,020 is due on demand and is non-interest bearing.

4 Capital stock

Authorized	
Unlimited common shares without par value	
Issued and outstanding	
1,500,001 common shares	$ 1,500,000

5 Regulatory net capital requirement

As a registered broker-dealer, the Company is subject to Rule 15c3-1 of the Securities Act of 1934 (Exchange Act), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, not exceed 15 to 1. At December 31, 2016, the Company had net capital of $1,425,137 which was $1,175,137 in excess of its required net capital of $250,000. The Company claims exemption from the provisions of Rule 15c3-3 of the Exchange Act as provided by paragraph k(2)(ii) of that rule because it is a limited business and neither holds customers' funds nor performs custodial functions relating to customers' securities.

6 Income taxes

The Company is taxed in a Canadian jurisdiction and, as such, is bound by Canadian tax laws. Certain of the Company's gains relating to foreign currency exchange transactions are not currently taxable.

(expressed in US dollars)

The statutory tax rate of 26.5% is the effective rate for the year ended December 31, 2016, adjusted for the foreign exchange gain/loss from translation.

In connection with any potential or actual liabilities for uncertain tax positions, the Company had no change in its liabilities for the year ended December 31, 2016 and no liabilities for uncertain tax position at December 31, 2016.

Income taxes recoverable consist of a provision for income taxes of $38,056 less tax instalments of $189,427.

The Company is currently not under examination in any taxation jurisdiction.

7. Contingencies and commitments

In the normal course of business the Company enters into contracts that contain a variety of representations and warranties and which provide general indemnifications. The Company's maximum exposure under these arrangements is unknown, as this would involve future claims that may be made against the Company that have not yet occurred. However, based on experience, the Company expects the risk of loss to be remote.

The Company may be exposed to credit risk regarding its receivables, which are primarily receivable from related parties and failed trades. At December 31, 2016, the Company has no allowance for doubtful accounts with regard to these receivables.

8. Subsequent events

The Company has updated its subsequent events disclosure through February 28, 2017, the filing date of these financial statements.

In December, 2016, Dundee Securities Ltd. completed the sale of its capital markets division to a new, employee-owned partnership, Eight Capital. As part of the sale, Dundee Securities Ltd. will sell its investment in the Company to the partnership subject to regulatory approval. Approval is expected in the first quarter of 2017.

Supplemental Information

Dundee Securities Inc.

(a wholly owned subsidiary of Dundee Securities Ltd.)
Statement Regarding Rule 15c3-1 of the
Securities Exchange Act of 1934
At December 31, 2016

		$
Total Shareholder's Equity		1,747,478
Deductions and/or charges:		
Non-allowable assets		(235,261)
Net capital before haircuts on securities positions		1,512,217
Deduct: 6% haircut on Canadian cash		87,080
Net capital		1,425,137
Aggregate debit items	0	
Computation of net capital requirements based on alternative method		
Minimum net capital required (greater of 2% of aggregate debt items or $250,000)		250,000
Excess net capital		1,175,137

Statement pursuant to paragraph d(4) of Rule 17a-5

The reconciliation between the audited computation of net capital included in this report and the corresponding schedule included in the Company's unaudited December 31, 2016 FOCUS Report filed on January 26, 2017 is as follows:

Net capital per unaudited December 31, 2016 FOCUS report	1,425,137
Adjusting items:	
-	(-)
Total adjustments	(-)
Adjusted net capital	1,425,137

The Company is exempt from Rule 15c3-3 of the Exchange Act under paragraph (k)(2)(ii) of that Rule. The Company met these exemption provisions throughout the fiscal year ended December 31, 2016.

Supplemental Report of Independent Auditors



February 28, 2017

Report of Independent Registered Public Accounting Firm

To the Shareholder of
Dundee Securities Inc.

We have reviewed Dundee Securities Inc. (the Company)'s assertions, included in the accompanying Dundee Securities Inc. Exemption report, in which (1) the Company identified 17 C.F.R. § 240.15c3-3(k)(2)(ii) as the provision under which the Company claimed an exemption from 17 C.F.R. § 240.15c3-3 (the "exemption provision") and (2) the Company stated that it met the identified exemption provision throughout the year ended December 31,2016 without exception. The Company's management is responsible for the assertions and for compliance with the identified exemption provision throughout the year ended December 31, 2016.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with the exemption provision. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's assertions. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's assertions referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(ii) of 17 C.F.R. § 240.15c3-3.

PricewaterhouseCoopers LLP

Chartered Professional Accountants, Licensed Public Accountants

PricewaterhouseCoopers LLP
PwC Tower, 18 York Street, Suite 2600, Toronto, Ontario, Canada M5J 0B2
T: +1 416 863 1133, F: +1 416 365 8215

Dundee Securities Inc.
Exemption Report

Dundee Securities Inc. (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. § 240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

The Company claimed an exemption from 17 C.F.R. § 240.15c3-3 under the following provisions of 17 C.F.R. § 240.15c3-3 (k):

> 2(ii) As an introducing broker-dealer who clears all transactions with and for customers on a fully-disclosed basis with a clearing broker or dealer and who promptly transmits all customer funds and securities to the clearing broker or dealer which carries all of the accounts of such customers and maintains and preserves such books and records pertaining thereto pursuant to the requirements of Rule 17a-3 and 17a-4 as are customarily made and kept by a clearing broker or dealer.

The Company met this exemption provision throughout the fiscal year ended December 31, 2016.



Dundee Securities Inc.

I, ROBERT SELLARS, swear (or affirm) that, to my best knowledge and belief, this Exemption Report is true and correct.

By: Robert Sellars
Title: President

February 28, 2017



February 28, 2017

Report of Independent Accountants

To the Shareholder of
Dundee Securities Inc.

In accordance with Rule 17a-5(e)(4) of the Securities Exchange Act of 1934 and with the SIPC Series 600 Rules, we have performed the procedures enumerated below, which were agreed to by Dundee Securities Inc. (the Company), and the Securities Investor Protection Corporation ("SIPC") (collectively, the "specified parties") with respect to the accompanying General Assessment Reconciliation (Form SIPC-7) of Dundee Securities Inc. for the year ended December 31, 2016, solely to assist the specified parties in evaluating Dundee Securities Inc.'s compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7). Management is responsible for Dundee Securities Inc.'s compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the Public Company Accounting Oversight Board (United States) and in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose.

The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments on page 1, items 2B and 2F of Form SIPC-7 with the respective cash disbursement records entries, as follows: For 2B, the payment dated August 16, 2016 and in the amount of $4,878.99 USD was compared to the wire payment made on August 16, 2016 obtained from Peter Oatway (Controller, DSI). For 2F, PwC recalculated the $3,883.40 total assessment balance and interest due and agreed the payment dated February 28, 2017 in the amount of $3,883.40 USD compared to the wire payment made on February 28, 2017 obtained from Peter Oatway (Controller, DSI). We did not note any differences.

2. Compared the Total Revenue amount reported on the Statement of Operations of the audited Form X-17A-5 for the year ended December 31, 2016 to the Total revenue amount of $3,504,957 reported on page 2, item 2a of Form SIPC-7 for the year ended December 31, 2016. We did not note any differences.

PricewaterhouseCoopers LLP
PwC Tower, 18 York Street, Suite 2600, Toronto, Ontario, Canada M5J 0B2
T: +1 416 863 1133, F: +1 416 365 8215



3. Recalculated the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers obtained in procedure 3, as follows:

   a. Recalculated the mathematical accuracy of the SIPC Net Operating Revenues on page 2, line 2d and the General Assessment @ .0025 on page 2, line 2e $3,504,957 and $8,762.39, respectively of the Form SIPC-7. We did not note any differences.

4. Compared the amount of any overpayment applied to the current assessment on page 1, item 2C of Form SIPC-7 with page 1, item 2H of the Form SIPC-7 filed for the prior period ended December 31, 2015 on which it was originally computed. We did not note any overpayment applied.

We were not engaged to and did not conduct an examination, the objective of which would be the expression of an opinion on the Company's preparation of Form SIPC-7 in accordance with the applicable instructions. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of management and the board of directors of Dundee Securities Inc. and the Securities Investor Protection Corporation and is not intended to be and should not be used by anyone other than these specified parties.

PricewaterhouseCoopers LLP

Chartered Professional Accountants